UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69243

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 AND ENDING December 31, 2017

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JMG Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Broadway, Suite 303
(No. and Street)

New York (City) **NY** (State) **10001** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mugun Gil **(212) 203-2166**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leigh J Kremer CPA
(Name- if individual, state last, first, middle name)

27 Beach Road, Suite C0-5B (Address) **Monmouth Beach** (City) **NJ** (State) **07750** (Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Mugun Gil_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____JMG Securites LLC_____ , as
of _____December 31_____, 20_17____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

YOUNG A. KIM
NOTARY PUBLIC OF NEW JERSEY
Comm. # 50070276
My Commission Expires 10/18/2022

_____
Signature

CEO

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JMG SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

Contents

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422	27 Beach Road, Suite C0-5B
Fax (732) 222-4322	Monmouth Beach, NJ 07750
LKremerCPA.com	LeighKremer@verizon.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
JMG Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of JMG Securities, LLC, as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of JMG Securities, LLC, as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of JMG Securities, LLC's management. Our responsibility is to express an opinion on JMG Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JMG Securities, LLC, in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as JMG Securities, LLC's auditor since 2017.

Monmouth Beach, NJ
February 19, 2018

JMG SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

Assets

Cash	$	47,870
Prepaid expenses		1,392
Furniture and equipment *(net of accumulated depreciation of $6,684)*		300
Total assets	**$**	**49,562**

Liabilities and Member's Capital

Liabilities		
Accounts and accrued expenses payable	$	599
Total liabilities		**599**
Member's capital		
Member's capital		48,963
Total member's capital		**48,963**
Total liabilities and member's capital	**$**	**49,562**

See accompanying notes to the financial statements.

**NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2017**

NOTE 1 – ORGANIZATION

JMG Securities, LLC ("the Company") is registered as Broker-Dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company was formed on January 9, 2013 in the State of Delaware.

The Company's principal activities include private placements, providing consulting advice and providing referrals to other brokers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance accounting principles generally accepted in the United States of America.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis

The Company uses the accrual basis of accounting for financial statement reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income taxes

The Company is treated as a disregarded entity for federal and state income tax reporting purposes and, thus no federal or state income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to its member and reported on his individual tax return.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

New Accounting Standards Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)," which provides new guidance on revenue recognition effective for the periods beginning after December 15, 2018. Management does not expect the new standard to have a significant impact to its financial position, results of operations and related disclosures.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet, the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Office equipment	$ 6,384
Furniture	600
	6,984
Less: accumulated depreciation	(6,684)
Property and equipment, net	$ 300

Depreciation expense for the year ended December 31, 2017 was $1,150

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital of $5,000. At December 31, 2017, the Company had net capital of $47,271 and $42,271 of excess net capital. At December 31, 2017, the Company's aggregate indebtedness to net capital ratio was .012 to 1.

NOTE 5 – SUBSEQUENT EVENTS

The Company evaluated subsequent events occurring until February 12, 2018 the date the financial statements were issued and believes there are no subsequent events requiring adjustment to or disclosure in the financial statements.

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422	27 Beach Road, Suite C0-5B
Fax (732) 222-4322	Monmouth Beach, NJ 07750
LKremerCPA.com	LeighKremer@verizon.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
JMG Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) JMG Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which JMG Securities, LLC, claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) JMG Securities, LLC, stated that JMG Securities, LLC, met the identified exemption provisions throughout the most recent fiscal year without exception. JMG Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JMG Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Leigh J Kremer, CPA
Monmouth Beach, NJ
February 19, 2018

JMG SECURITIES, LLC
EXEMPTION REPORT PURSUANT TO SEC RULE 17a-5
FOR THE YEAR ENDED
DECEMBER 31, 2017

JMG Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

JMG Securities, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, ___Mugun Gil___, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____

Mugun Gil, CEO/CCO